BCLS Acquisition Corp.

200 Clarendon Street

Boston, Massachusetts 02116

October 19, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Geoff Kruczek

Re:	BCLS Acquisition Corp.

Registration Statement on Form S-1

File No. 333-249284

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BCLS Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on October 21, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christian O. Nagler, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4660, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Jeffery Schwartz
Jeffery Schwartz Chief Executive Officer